SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 5)(1)

                             MCG Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    58047P107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gavin Saitowitz
                        Springbok Capital Management, LLC
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 415-6681

                                  Jaime Lester
                             Soundpost Partners, LP
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 920-8388

                                 Jeffrey Keswin
                             Lyrical Partners, L.P.
                           405 Park Avenue, 6th Floor
                               New York, NY 10022
                                 (212) 415-6640

                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 21, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A         PAGE 2 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Springbok Capital Management, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    418,212
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                418,212
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                6,709,954 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.8%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A         PAGE 3 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Springbok Capital Onshore, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    711,551
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                711,551
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                6,709,954 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.8%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            00
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A         PAGE 4 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Gavin Saitowitz
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF; AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                8,500
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    1,129,763
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      8,500
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,129,763
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                6,709,954 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.8%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A         PAGE 5 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Soundpost Partners, LP
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    2,544,752
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,544,752
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                6,709,954 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.8%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 6 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jaime Lester
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    2,544,752
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,544,752
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                6,709,954 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.8%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 7 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Lyrical Partners, L.P.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,026,939
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,026,939
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                6,709,954 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.8%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 8 OF 12 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jeffrey Keswin
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    3,026,939
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,026,939
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                6,709,954 (See Item 5)
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.8%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 9 OF 12 PAGES
------------------------------                             --------------------

Item 1.       Security and Issuer.

     This Amendment No. 5 ("Amendment No. 5") is filed with respect to shares of common stock, $0.01 par value per share (the "Common Stock"), of MCG Capital Corporation, a Delaware corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined in previous amendments hereto) as of July 22, 2009 and amends and supplements the Schedule 13D filed on November 20, 2008, as heretofore amended (the "Schedule 13D"). Except as set forth herein, the
Schedule 13D is unmodified.


Item 5.       Interest in Securities of the Company.

Paragraphs (a) through (d) of Item 5 are hereby amended and restated in their entirety as follows:

     (a) As of the close of business on July 22, 2009, the Springbok Entities, together with Gavin Saitowitz, beneficially owned an aggregate of 1,138,263 shares of Common Stock (consisting of (i) 418,212 shares of Common Stock deemed beneficially owned by Springbok, as the investment manager of Springbok Onshore, the beneficial owner of 94,414 shares, and Springbok Offshore, the beneficial owner of 323,788 shares, (ii) 711,551 shares of Common Stock beneficially owned by Springbok LLC and (iii) 8,500 shares of Common Stock beneficially owned by Gavin Saitowitz individually, including 7,500 restricted shares of Common Stock granted to Mr. Saitowitz by the Issuer in connection with his role as a non-employee director), constituting approximately 1.5% of the total Common Stock outstanding; Soundpost, together with Jaime Lester, beneficially owned an aggregate of 2,544,752 shares of Common Stock (consisting of (i) 1,886,348 shares beneficially owned by Soundpost Onshore and (ii) 658,404 shares beneficially owned by Soundpost Offshore), constituting approximately 3.35% of the total Common Stock outstanding; and Lyrical, together with Jeffrey Keswin, beneficially owned an aggregate of 3,026,939 shares of Common Stock (consisting of (i) 1,488,300 shares beneficially owned by Lyrical Onshore and (ii) 1,538,639 shares beneficially owned by Lyrical Offshore), constituting approximately 3.98% of the total Common Stock outstanding. As disclosed in the Schedule 13D, Springbok, Lyrical and Soundpost entered into an Amended and Restated Term Sheet, filed as Exhibit 99.5 to the Schedule 13D, which conferred upon the parties certain rights and obligations with regard to the Common Stock owned by the Reporting Persons. As a result, the Reporting Persons may be deemed to beneficially own an aggregate of 8.8% of the Issuer's Common Stock. The aggregate percentage of Shares beneficially owned is based upon 76,019,889 shares of Common Stock outstanding as of May 5, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

     (b) The Reporting Persons have shared voting and dispositive power over the 1,129,763 shares of Common Stock deemed beneficially owned by the Springbok Entities (excluding the 8,500 shares held individually by Gavin Saitowitz), the 2,544,752 shares of Common Stock deemed beneficially owned by Soundpost and the 3,026,939 shares of Common Stock deemed beneficially owned by Lyrical. Gavin Saitowitz has sole voting and dispositive power over the 8,500 shares of Common Stock he beneficially owns individually (subject to certain restrictions imposed upon the 7,500 restricted shares of Common Stock that were granted to Mr. Saitowitz by the Issuer).

     (c) Information concerning transactions in shares of the Issuer's Common Stock effected by the Reporting Persons in the last sixty (60) days is attached hereto as Appendix A.

     (d) To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock in connection with the transactions described herein.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 10 OF 12 PAGES
------------------------------                             --------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 23, 2009



                                            SPRINGBOK CAPITAL MANAGEMENT, LLC


                                            By:  /s/ Gavin Saitowitz
                                                -------------------------
                                            Name: Gavin Saitowitz
                                            Title: Managing Member

                                            SPRINGBOK CAPITAL ONSHORE, LLC


                                            By:  /s/ Gavin Saitowitz
                                                -------------------------
                                            Name: Gavin Saitowitz
                                            Title: Managing Member

                                            SOUNDPOST PARTNERS, LP


                                            By:  /s/ Jaime Lester
                                                -------------------------
                                            Name: Jaime Lester
                                            Title: Managing Member

                                            LYRICAL PARTNERS, L.P.


                                            By:  /s/ Jeffrey Keswin
                                                -------------------------
                                            Name: Jeffrey Keswin
                                            Title: Managing Partner


                                             /s/ Gavin Saitowitz
                                            ------------------------------
                                            Gavin Saitowitz

                                             /s/ Jaime Lester
                                            ------------------------------
                                            Jaime Lester

                                             /s/ Jeffrey Keswin
                                            ------------------------------
                                            Jeffrey Keswin

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 11 OF 12 PAGES
------------------------------                             --------------------

                                   APPENDIX A

  TRANSACTIONS IN THE ISSUER'S COMMON STOCK BY THE REPORTING PERSONS(1) IN THE
                              LAST SIXTY (60) DAYS

The following tables set forth all transactions in Common Stock of the Issuer effected in the last sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in the open market with the personal or corporate funds of the respective Reporting Person. The shares are held in either cash accounts or margin accounts in the ordinary course of business, and otherwise, no part of the purchase price or market value of such shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Soundpost Capital, LP

          Trade Date         Amount Purchased (Sold)        Price per Share ($)
             5/26/09                        (11,501)                       2.24
             5/27/09                        (14,172)                       2.12
             5/28/09                         (7,272)                       2.09
             5/29/09                         (9,792)                       2.10
             6/01/09                        (15,777)                       2.33
             6/02/09                        (12,296)                       2.40
             6/03/09                         (8,740)                       2.47
             6/04/09                        (10,952)                       2.61
             6/05/09                         (7,326)                       2.53
             6/08/09                         (5,162)                       2.47
             6/09/09                         (5,407)                       2.50
             6/10/09                         (6,525)                       2.44
             6/11/09                         (7,200)                       2.43
             6/12/09                         (1,500)                       2.42
             6/15/09                        (13,838)                       2.52
             6/16/09                         (9,860)                       2.48
             6/17/09                         (8,362)                       2.36
             6/18/09                         (8,232)                       2.49
             6/19/09                         (4,712)                       2.44
             6/22/09                         (4,218)                       2.30
             6/23/09                        (10,888)                       2.12
             6/25/09                         (5,500)                       2.23
             6/26/09                        (89,773)                       2.46
             6/29/09                         (5,926)                       2.38
             7/01/09                         (8,046)                       2.54
             7/02/09                         (7,917)                       2.41
             7/06/09                         (4,204)                       2.36
             7/07/09                         (7,539)                       2.28
             7/08/09                         (2,247)                       2.27
             7/09/09                         (2,880)                       2.26
             7/10/09                           (652)                       2.25
             7/13/09                        (18,000)                       2.33
             7/21/09                        (33,624)                       2.87


-------------------------

(1) Includes accounts under management of the Reporting Persons which have purchased or sold the Issuer's securities during the relevant period.

------------------------------                             --------------------
CUSIP NO.      58047P107              SCHEDULE 13D/A        PAGE 12 OF 12 PAGES
------------------------------                             --------------------

Soundpost Capital Offshore, Ltd.

          Trade Date         Amount Purchased (Sold)        Price per Share ($)
             5/26/09                         (3,999)                       2.24
             5/27/09                         (4,928)                       2.12
             5/28/09                         (2,528)                       2.09
             5/29/09                         (3,408)                       2.10
             6/01/09                         (5,523)                       2.33
             6/02/09                         (4,304)                       2.40
             6/03/09                         (3,060)                       2.47
             6/04/09                         (3,848)                       2.61
             6/05/09                         (2,574)                       2.53
             6/08/09                         (1,807)                       2.47
             6/09/09                         (1,893)                       2.50
             6/10/09                         (2,175)                       2.44
             6/11/09                         (2,400)                       2.43
             6/12/09                         (7,200)                       2.42
             6/15/09                         (4,862)                       2.52
             6/16/09                         (3,452)                       2.48
             6/17/09                         (2,938)                       2.36
             6/18/09                         (2,893)                       2.49
             6/19/09                         (1,650)                       2.44
             6/22/09                         (1,482)                       2.30
             6/23/09                         (3,812)                       2.12
             6/25/09                         (1,926)                       2.23
             6/26/09                        (31,427)                       2.46
             6/29/09                         (2,074)                       2.38
             7/01/09                         (3,054)                       2.54
             7/02/09                         (3,005)                       2.41
             7/06/09                         (1,596)                       2.36
             7/07/09                         (2,861)                       2.28
             7/08/09                           (853)                       2.27
             7/09/09                         (1,093)                       2.26
             7/10/09                           (248)                       2.25
             7/13/09                         (7,000)                       2.33
             7/21/09                        (12,761)                       2.87


Lyrical Opportunity Partners, II, Ltd.

          Trade Date         Amount Purchased (Sold)        Price per Share ($)
             5/26/09                         (1,400)                       2.28
             5/27/09                        (25,000)                       2.21